Registration No. 333-144127
Filed Pursuant to Rule 424(b)(3)

PROSPECTUS SUPPLEMENT NO. 2

(TO PROSPECTUS DATED OCTOBER 11, 2007)

$300,000,000

CACI International Inc

2.125% Convertible Senior Subordinated Notes due 2014

and Shares of Common Stock Issuable upon Conversion of the Notes

This prospectus supplement relates to the resale by the holders of 2.125% Convertible Senior Subordinated Notes due 2014 of CACI International Inc and the shares of common stock issuable upon conversion of the notes.

This prospectus supplement should be read in conjunction with the prospectus dated October 11, 2007, as previously supplemented, which is to be delivered with this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or supplements thereto.

Investing in the notes or our common stock involves a high degree of risk. You should carefully read and consider the “Risk Factors” beginning on page 6 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 6, 2007

The information in the table appearing under the heading “Selling Securityholders” in the prospectus, as previously supplemented, is supplemented and superseded in part by the information appearing in the table below. Because selling securityholders may trade all or some of the notes listed at any time without notifying us, the table may not reflect the exact value of notes held by each selling securityholder on the date of this supplement.

	Principal Amount of Notes Beneficially Owned that may be Offered ($)	Percentage of Notes Outstanding	Number of Shares of Common Stock Beneficially Owned (1)	Number of Shares of Common Stock that may be Offered (1)	Percentage of Common Stock Outstanding (2)	Number of Shares of Common Stock upon Completion of the Offering (3)
Bank of America Securities LLC (4)	580,000	*	10,613	10,613	*	0
Basso Fund Ltd. (5)	320,000	*	5,855	5,855	*	0
Basso Holdings Ltd. (6)	7,320,000	2.44%	133,947	133,947	*	0
Basso Multi-Strategy Holding Fund Ltd. (7)	2,360,000	*	43,185	43,185	*	0
DBAG London (8)	17,230,000	5.74%	315,290	315,290	1.05%	0
Focused Sicav Convert Global (EUR) (9)	11,200,000	3.73%	204,947	204,947	*	0
GLG Market Neutral Fund (10)	10,000,000	3.33%	182,989	182,989	*	0
Grace Convertible Arbitrage Fund, Ltd. (11)	4,500,000	1.50%	82,345	82,345	*	0
HFR CA Select Master Trust Fund (12)	1,000,000	*	18,298	18,298	*	0
Institutional Benchmark Series (Master Feeder) Ltd. (12)	200,000	*	3,659	3,659	*	0
Linden Capital LP (13)	37,000,000	12.33%	677,059	677,059	2.26%	0
Platinum Grove Contingent Capital Master Fund (14)	16,500,000	5.50%	301,931	301,931	1.01%	0
San Diego County Employees Retirement Association (12)	400,000	*	7,319	7,319	*	0
TD Securities (USA) LLC (15)	3,000,000	1.00%	54,896	54,896	*	0
Zazove Convertible Arbitrage Fund L.P. (12)	3,000,000	1.00%	54,896	54,896	*	0
Zazove Hedged Convertible Fund L.P. (12)	400,000	*	7,319	7,319	*	0

*	Less than 1%.

(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 18.2989 shares of common stock per $1,000 principal amount of notes. However, this conversion rate is subject to adjustment as described under “Description of notes — Conversion rights.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Calculated based on Rule 13d-3(d)(1), using 30,003,706 shares of common stock outstanding as of October 1, 2007. In calculating this amount for each holder, the number of shares of common stock issuable upon conversion of all of that holder’s notes, but not any other holder’s notes, are treated as outstanding.

(3)	The information presented assumes that all of the selling securityholders will fully convert the notes for shares of our common stock and that the selling securityholders will sell all shares of our common stock that they received pursuant to such conversion.

(4)	Bank of America Securities LLC is a wholly-owned subsidiary of Bank of America Corporation, which is a publicly-held entity.

(5)	Basso Capital Management, L.P. is the Investment Manager to Basso Fund Ltd. Howard Fischer is a managing member of Basso GP LLC, the General Partner of Basso Capital Management, L.P. Mr. Fischer has ultimate responsibility for trading with respect to the Basso Fund Ltd.

(6)	Basso Capital Management, L.P. is the Investment Manager to Basso Holdings Ltd. Howard Fischer is a managing member of Basso GP LLC, the General Partner of Basso Capital Management, L.P. Mr. Fischer has ultimate responsibility for trading with respect to Basso Holdings Ltd.

(7)	Basso Capital Management, L.P. is the Investment Manager to Basso Multi-Strategy Holding Fund Ltd. Howard Fischer is a managing member of Basso GP LLC, the General Partner of Basso Capital Management, L.P. Mr. Fischer has ultimate responsibility for trading with respect to Basso Multi-Strategy Holding Fund Ltd.

(8)	The beneficial owner of the securities being offered is a registered investment fund under the 1940 Act.

(9)	Focused Sicav Convert Global (EUR) is an investment fund in the form of an investment joint stock company.

(10)	GLG Market Neutral Fund is a publicly owned company listed on the Irish Stock Exchange. GLG Partners LP, an English limited partnership, acts as the investment manager of the fund and has voting and dispositive power over the securities held by the fund. The general partner of GLG Partners LP is GLG Partners Limited, an English limited company. The shareholders of GLG Partners Limited are Noam Gottesman, Pierre Lagrange, Jonathan Green and Lehman Brothers (Cayman) Limited, a subsidiary of Lehman Brothers Holdings, Inc., a publicly-held entity. The managing directors of GLG Partners Limited are Noam Gottesman, Pierre Lagrange and Emmanuel Roman and, as a result, each has voting and dispositive power over the securities held by the fund. GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange and Emmanuel Roman disclaim beneficial ownership of the securities held by the Fund, except for their pecuniary interest therein.

(11)	Grace Convertible Arbitrage Fund, Ltd. is a limited partnership. Grace Brothers Management, LLC is the general partner of Grace Convertible Arbitrage Fund, Ltd. Michael Braun, a natural person, is the shareholder of Grace Brothers Management, LLC.

(12)	Gene Pretti is the natural person who has voting and investment control over the securities being offered.

(13)	Siu Min Wong is the natural person who has voting and investment control over the securities being offered.

(14)	Yan Vtorov is the natural person who has voting and investment control over the securities being offered.

(15)	TD Securities (USA) LLC is a majority-owned subsidiary of a publicly held company. TD Securities (USA) LLC has identified itself as a registered broker-dealer and, accordingly, it is, under the interpretations of the Securities and Exchange Commission, an “underwriter” within the meaning of the Securities Act of 1933.